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                                                                 Exhibit 4.

                              [Letterhead of]

                            SD Securities, Inc.
                         One Chase Manhattan Plaza
                          New York, New York 10005


                                                              April 18, 1996



James H. Kamo, Esq.
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813

Dear Mr. Kamo:

            Having just obtained a complete copy through public means, we have made a preliminary review of the proxy materials for the upcoming annual meeting. We are disappointed and dismayed that the disclosure regarding our independent nominees has been buried in the most inconspicuous place in the document. Similarly, we are concerned that no opportunity at all has been provided for stockholders to vote for, or against, the independent nominees (especially given that the proxy statement clearly and unambiguously identifies these individuals as "nominees").

            Based on our earlier correspondence, as well as extensive newspaper speculation regarding the upcoming election of directors, we were quite surprised that the Company did not file preliminary proxy materials with the Securities and Exchange Commission under Rule 14a-6(a). We also were disappointed, in that we believe we might have been able to reach a mutually beneficial accommodation had we been given an opportunity to review and discuss preliminary materials. Assuming the Company intends to mail the proxy materials shortly, we regret that the opportunity may have been lost.

            In this light, we want to confirm to you that we will be soliciting proxies for a slate including the independent nominees. In particular, under the current circumstances, we intend to prepare materials in accordance with Rule 14a-11.

                                                      Very truly yours,


                                                      /s/George D. Reycraft